Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-251301

Supplementing the Preliminary Prospectus

Supplement dated November 8, 2021

(To Prospectus dated December 28, 2020)

Free Writing Prospectus

Eneti Inc. Investor Presentation

This free writing prospectus relates to the public offering of common shares (the “Offering”) of Eneti Inc. (the “Company”) and should be read together with the preliminary prospectus supplement dated November 8, 2021, relating to the Offering and the base prospectus, dated December 28, 2020 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to the Company’s Registration Statement on Form F-3 (File No.  333-251301). A copy of the Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1587264/000119312521322487/d253337d424b5.htm

Before you invest, you should read the Preliminary Prospectus and other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the Preliminary Prospectus related to this Offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831-9146); DNB Markets, 30 Hudson Yards, 81st Floor, New York, NY, 10001, USA; BTIG, 65 East 55th Street, New York, NY 10022, or by e-mail at ProspectusDelivery@btig.com; or Nomura, Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, or by telephone at 212-667-9000, or by email at equitysyndicateamericas@nomura.com. The final terms of the Offering will be disclosed in a final prospectus supplement to be filed with the SEC.

Eneti Inc. Company Presentation November 2021

Disclaimer This presentation shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This presentation includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Eneti Inc.’s (“Eneti’s”) current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “targets,” “would,” “could,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Eneti’s records and other data available from third parties. Although Eneti believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Eneti’s control, Eneti cannot assure you that it will achieve or accomplish these expectations, beliefs, projections or future financial performance. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831- 9146); DNB Markets,30 Hudson Yards, 81st Floor, New York, NY, 10001, USA; BTIG,65 East 55th Street, New York, NY 10022, or by e-mail at ProspectusDelivery@btig.com; or Nomura, Attention: Equity Syndicate Department, Worldwide Plaza, 309 West 49th Street, New York, New York 10019-7316, or by telephone at 212-667-9000, or by email at equitysyndicateamericas@nomura.com. Risks and uncertainties include, but are not limited to, the length and severity of the recent novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms, the failure of counterparties to fully perform their contracts with Eneti, the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the WTIV markets, changes in Eneti’s operating expenses, including bunker prices, drydocking and insurance costs, the fuel efficiency of our vessels, the market for Eneti's vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental and environmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of wind turbine installation vessels, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, changes in demand for wind turbine installation vessels, and other important factors described from time to time in the reports and other documents Eneti files with, or furnishes to, the Securities and Exchange Commission, or the Commission, and the New York Stock Exchange, or NYSE. Eneti undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of Eneti's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income and related per share amounts, as well as adjusted EBITDA, and TCE Revenue are non-GAAP performance measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Unless otherwise indicated, information contained in this presentation concerning Eneti’s industry and the market in which it operates and expects to operate, including its general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources widely available to the public such as independent industry publications, government publications, reports by market research firms or other published independent sources. Internal data and estimates are based upon this information as well as information obtained from trade and business organizations and other contacts in the markets in which Eneti operates and management’s understanding of industry conditions. This information, data and estimates involve a number of assumptions and limitations, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed above. You are cautioned not to give undue weight to such information, data and estimates. While Eneti believes the market and industry information included in this presentation to be generally reliable, it has not independently verified any third-party information or verified that more recent information is not available. 2

WTIV’s: A Bottleneck in the High Growth Offshore Wind Industry Cumulative Global Offshore Wind Capacity (GW) 160 Global, Cost Competitive & Scalable Source of Clean Energy 120 80 Strong Industry Growth 40 Key Bottleneck in the Maritime 0 Supply Chain (1) Evolution of Wind Turbine Heights & Output Limited Supply to Meet a Significant Step Up in Demand Eneti is Well Positioned to Capitalize on Offshore Wind Growth as Leading Wind Turbine Installation Vessel Owner / Operator Source: 4C Offshore October 2021 1) BNEF 2021 3 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

Eneti: Unique Access to a High Growth Industry The Only U.S.-Listed ✓ A Management Team with Decades of Experience & Customer Company Focused on Relationships that Matter Installing the Next Generation of Wind ✓ An Existing Global Platform (Europe, Asia and U.S.) Designed for Turbines Scale & Growth A Company Focused on ✓ Increasing Contract Coverage on Existing Asset Base Maximizing Shareholder Value through ✓ Ordering High Specification Newbuilds with High Teens Asset Execution & Growth Returns 4

Versatile, Modern Asset Base, Essential for Global Energy Transition

Eneti WTIV Fleet & Newbuilds



8x WTIVs
1x Scylla 12-14 MW
2x International Newbuilds 15-20 MW
1x Jones Act Newbuild 15-20 MW
3x Hydra, Kraken, Leviathan 3-4 MW
1x Zaratan 9.5 MW

Scylla – Most Advanced WTIV

- Ability to install 12-14 MW turbines
- Most capable WTIV on the water today
- Has installed ~450 turbine and foundation components since delivery in 2015
- Currently working in the previously self-served Chinese market
- Employed in Asia with firm contracts through 2022

Zaratan – Japanese Flag

- Ability to install ~9.5MW turbines
- Has coveted and hard to obtain Japanese class
- Currently working in Japan and is expected to continue to work on Japanese projects through 2022
- Installing turbines at Japan's first commercial offshore wind installation project

3x NG2500x – O&M Focused

- History of operations in Europe / North Sea
- Well-suited for operation and maintenance in offshore wind, oil and gas
- Provide accommodation services with 90-120 person capacity

Newbuilding Vessels

Jones Act Newbuild

- Ability to install 15-20 MW turbines
- Finalizing terms to construct U.S. Jones Act vessel
- Would be the 2nd Jones Act-Compliant WTIV
- Vessel expected to deliver in Q4-2024

2x International WTIV Newbuilds

- Ability to install 15-20 MW turbines
- First newbuild ordered in May 2021 and intent to exercise second option
- Vessels expected to deliver in Q3-2024 and Q2-2025



5

Leading Owner / Operator in Offshore WTIVs > 10 MW # of Wind Turbine Installation Vessels > 10 MW by Owner 6 10MW 5 5 15MW Upgrade 1 15-20MW NB 4 4 4 15-20MW NB Option 1 1 3 3 US Jones Act NB 3 2 1 1 1 2 2 1 3 1 1 1 1 2 2 2 1 1 1 1 0 Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7 Source: 4C Offshore October 2021 Note: Includes Eneti NB option, U.S. Jones Act vessel and upgrade to Scylla 6

Longstanding Track Record of Providing Services in Offshore Wind Track Record & Impressive Global Reach Latest & Upcoming Projects MW • Since 2009 Seajacks has safely and successfully installed: Turbines & Year Vessel Client Country per Foundations unit • ~500 wind turbine generators (representing over 2.5 GW of capacity) 2020 Scylla Scotland 100 9.5 • 450 foundation structures (monopiles, transition pieces and jackets) • Foundations for three electrical substations 2021 Zaratan Japan 66 - • Over 400 employees worldwide located in the U.K., U.S., Oslo, Dubai, Taiwan, Japan and Monaco * • ~100 onshore staff 2021 Scylla Taiwan 47 8 • ~300 crew members • Seajacks has overseen the construction of all five WTIV’s 2021 Scylla China 18 6 which were delivered on time and on budget • Collectively, management has extensive history of over 180 newbuilding projects since 2012 2022 Zaratan Japan 33 4.2 2022 Scylla Taiwan 111 8 7 * Project has been postponed

Global Presence in All Core Offshore Wind Markets

Early operator in Europe

- Home market since 2009
- The company has installed ~500 wind turbines and over 450 monopiles/TPs/ jacket foundations offshore Germany, U.K. and the Netherlands

Selected Customers

Ørsted, GE, SIEMENS, Statkraft, WindMW, Van Oord

Early mover advantage in Asia

- Seajacks Taiwan branch is established in 2018; completed installation of 20x 6MW turbines in Taiwan during 2019
- Zaratan received Japanese class in 2021 and will continue to work on two projects in Japan through 2022, including turbine installation at Akita Noshiro offshore wind farm (139MW)
  - First commercial offshore wind installation project in Japan

Selected Customers

KAJIMA, GUANGDONG ENERGY GROUP CO., LTD., SIEMENS, Ørsted

A first-mover in the U.S.

- Partnered with Dominion Energy
  - Hired as a technical consultant to provide expertise around the design, construction, and operation of its Jones Act compliant newbuild vessel
  - First and only U.S. Jones Act WTIV under construction

Selected Customers

Dominion Energy

8

Well-Positioned to Construct a U.S. Jones Act Compliant WTIV (1) United States WTIV Demand 8 7 6 6 6 6 4 4 2 2 2 0 2021 2022 2023 2024 2025 2026 2027 2028 2029 < 12MW 12-15MW 15MW JA WTIV Supply A Jones Act-compliant WTIV enables Eneti to enter the growing and undersupplied U.S. offshore wind market 1) 4C Offshore October 2021 9 Note: JA WTIV = Jones Act Wind Turbine Installation Vessel

Eneti's Newbuilds are Efficient and Reduce Emissions Significantly

Eneti's High Specification Newbuild

- ✓ **Higher Capacity Crane** - capable of installing next generation 15 - 20MW turbines
- ✓ **Increased Efficiency** - greater carrying capacity allows more turbines to be carried at once
- ✓ **Environmentally Friendly** - minimizes CO2, SOx & NOx emissions

Expected Emission Savings of Eneti's Newbuild WTIV



100%
80%
60%
40%
20%
0%
69%
28%
69%
28%
15%
15%
CO2
SOx
NOx
NG 14000x
NG16000X
NG16000X w Ammonia

Eneti's newbuild can install turbines faster, safer, in a more efficient and more environmentally friendly manner than any WTIV currently on the water

*Emissions are calculated based on the installation of 14MW turbines at a 1440 MW project in the European market. Assumes a P50 weather scenario and 90 km from the load out port. Emission savings are compared to Eneti's, NG14000x, which is currently the most advanced WTIV on the water

10

Industry Backdrop

Offshore Wind: 18% Annual Growth Expected Through 2026 Cumulative Global Offshore Wind Capacity (GW) 160 120 80 40 0 Increasing turbine sizes, larger wind farms and improving financial terms has reduced the cost of offshore wind Source: 4C Offshore October 2021 12 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

WTIV’s are a Small yet Critical Cost in a High Growth Industry (1) Offshore CapEx Breakdown WTG Supply WTG Installation 18% Other Offshore Construction Vessels 3% 39% Foundations 3% Export Cables 5% Offshore Substation 5% Onshore Substation 10% Array Cables 15% Other 2% Wind turbine installation is a small piece of the overall CapEx but necessary in time to full power 1) 4C Offshore October 2021 WTG = Wind Turbine Generator 13

Growth Across all Key Regions of the Globe Annual Offshore Wind Capacity Additions By Region (GW) 25 20 15 10 5 0 Europe North America South America Australasia China Rest of Asia While most of the installed offshore wind capacity (excl. China) has been in Europe, policy targets from the United States and Asia are expected to increase demand for offshore wind significantly Source: 4C Offshore October 2021 14 (GW) 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

Larger Turbines Moving Further Away from Shore Suppliers Announce Large Turbines • Offshore wind turbines are increasing in size and capacity Launched/ May 2020 October 2020 February 2021 Announced • Largest deployed model is currently 9.5MW, models up Turbine Haliade-X SG 14-222 DD V236-15.0 MW Model Offshore to 14-15MW have been introduced and are set to be Size 14 MW 13 MW 15 MW commercialized over the next few years (1) (2) Evolution of Wind Turbine Heights & Output Avg Turbine Size by Year and Region (MW) (MW) 16 12 8 4 0 2010 2012 2014 2016 2018 2020 2022 2024 2026 Europe North America China 1) BNEF 2021 2) 4C Offshore October 2021 15

Limited Vessel Availability For >12 MW Turbines • The demand for large offshore wind turbines is growing, requiring highly specialized vessels capable of installing large offshore components • The current fleet is largely limited to installing 10 MW turbines and only a few vessels can undergo retrofits to install larger turbines (2) (1) Supply/Demand for all Turbine Sizes & Vessels Supply/Demand for 12MW Projects & Capable Vessels 30 25 25 20 20 15 15 10 10 5 5 0 0 2021 2022 2023 2024 2025 2026 2021 2022 2023 2024 2025 2026 Turbine Demand Foundation Demand Supply 12 MW Demand Foundation Demand 12MW + Supply 1) 4C Offshore October, 2021 Includes marginal capability vessels, Dominion Jones Act newbuilding and excludes the Japanese fleet 2) 4C Offshore October, 2021 Charts excludes Chinese projects, floating projects and projects <15m water depth. Also, Japanese projects starting turbine installation in 2023 and later excluded. It is assumed that once the new Japanese builds are online, the Japanese market will be a self-served close market 16

U.S. Continental Shelf to Experience Significant Growth Map of Atlantic Coast Projects United States Offshore Wind Capacity Additions (GW) 6.0 5.0 0.6 4.0 0.3 1.2 3.0 4.2 4.4 1.8 2.0 2.5 1.7 1.0 0.5 0.2 1.1 0.9 0.6 0.5 0.5 0.5 0.4 0.1 0.0 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 Under 10MW 10-12MW 12-15MW 15MW+ 1) 4C Offshore October 2021 2) NREL 2021; U.S. Department of Energy 17

Financial Overview

Financial Strategy for Growth Strong cashflow generation from existing asset base enhanced by newbuildings Increased contractual backlog to provide earnings visibility Conservative leverage to provide flexibility for future growth Equity raise plus existing sources support funding of WTIV newbuild program 19

Proactive and Conservative Balance Sheet Strategy ($USD millions) 6/30/2021 6/30/2021 Actual As Adjusted • In process of pursuing a new credit facility which could include Cash and cash equivalents $270.8 $52.2 Restricted Cash -- 3.5 proceeds of $175mm via a secured term loan and a revolving Assets held for sale 17.0 -- (1) credit facility to refinance 2022 maturities Equity investments 34.6 34.6 Total Liquidity $322.4 $90.3 1.5 -- Current Financing Obligations • One lender is fully credit approved and discussions with Bank loans, net others underway $60.0mm ING Loan Facility due 08/22 -- 40.0 $87.7mm Subordinated Debt due 09/22 -- 87.7 $70.7mm Redeemable Notes due 03/22 and 3/23 -- 70.7 • $25mm availability as performance bond Total bank debt -- 198.3 Non-Current Financing Obligations 16.5 -- • Eneti’s strategy is to maintain <3.0x Net Debt / EBITDA Total Debt $18.0 $198.3 Shareholders' Equity 328.5 534.7 • Remaining $53mm debt due 2023 could be repaid out of Memo: operating cash flow or refinanced Net Debt ($252.7) $142.6 Net Debt / Total Capitalization NA 19.5% • Excludes 700,000 preferred shares held by Marubeni which would convert 1:1 post potential equity offering Note: As Adjusted column is pro forma for Seajacks acquisition 1) Based on 2.16mm shares held, valued at $16.02 per share as of 10/29/2021 20

Historical Financials

Summary Pro Forma Income Statement

($USD millions)	Seajacks Standalone Financials 12-Months 3/31/2021[1]	Seajacks Standalone Financials 6-Months 6/30/2021[1][2]	Combined Pro Forma Financials 12-Months 12/31/2020[3] (1)	Combined Pro Forma Financials 6-Months 6/30/2021[3] (2)
Revenue	**$42.8**	**$121.9**	**$42.8**	**$121.9**
Operating Expenses	(36.3)	(40.1)	(37.3)	(40.1)
General and Administrative Expenses	(11.2)	(7.3)	(82.2)	(17.4)
Other (expense) / income (3)	0.1	(1.1)	(10.6)	27.7
Adjusted EBITDA	**($4.6)**	**$73.4**	**($87.4)**	**$92.1**
Depreciation and Amortization	(30.7)	(14.8)	(26.1)	(13.1)
Amortization on Intangibles	(5.3)	(2.1)	--	--
Impairments (4)	(289.1)	(289.1)	(289.1)	--
Other (expense) / income (3)	(0.1)	1.1	10.6	(27.7)
Operating Income	**($329.9)**	**($231.5)**	**($392.0)**	**$51.3**

Historical Daily Rates

($USD thousands)	Year Ended 3/31/2021	6-Months 6/30/2021
Daily TCE Rates		
Kraken	--	--
Leviathan	62,000	63,000
Zaratan	7,700	165,900
Hydra	--	63,700
Scylla	126,800	362,800
Daily Opex Rates		
Kraken	8,200	10,900
Leviathan	19,100	24,000
Zaratan	26,600	38,100
Hydra	6,700	12,700
Scylla	33,900	31,300

Selected Commentary

1. 12/31/2020 Financials represent Eneti FY 2020 (Jan. 1, 2020 - Dec. 31, 2020), pro forma for exit from Dry Bulk business completed in July 2021, and pro forma for Seajacks acquisition completed in August 2021 (Apr. 1, 2020 - Mar. 31, 2021)
2. 6/30/2021 Financials represent Eneti HY 2021 (Jan. 1, 2021 - Jun. 30, 2021), pro forma for exit from Dry Bulk business completed in July 2021, and pro forma for Seajacks acquisition completed in August 2021 (Oct. 1, 2020 - Mar. 31, 2021)
3. Reflects gain on bargain purchase of Seajacks, (loss) gain on derivative financial instrument, loss from equity investment, and foreign exchange gain
4. Transaction-related revaluation of asset base

Future Prospects vs. Historical Financial Performance

- Different vessel employment strategy
- Changes to capitalization of company
- Results reflect revaluation of assets
- Ongoing operating expenses as utilization rate improve
- Contracted revenue of $109mm for the remainder of 2021 and 2022[4]

1) Reported in accordance with International Financial Reporting Standards (IFRS)
2) Reclassified to Eneti's fiscal year end (December 31) from Seajacks' fiscal year end (March 31)
3) Reported in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and includes adjustments and reclassifications of Seajacks' financial statements

4) As of November 8, 2021

21

Reconciliation to Adjusted EBITDA

($USD millions)	Seajacks Standalone Financials 12-Months 3/31/2021[1]	Seajacks Standalone Financials 6-Months 6/30/2021[1][2]	Combined Pro Forma Financials 12-Months 12/31/2020[3]	Combined Pro Forma Financials 6-Months 6/30/2021[3]
Revenue	**$42.8**	**$121.9**	**$42.8**	**$121.9**
Operating Expenses	(36.3)	(40.1)	(37.3)	(40.1)
General and Administrative Expenses	(11.2)	(7.3)	(82.2)	(17.4)
Other (expense) / income	0.1	(1.1)	(10.6)	27.7
Adjusted EBITDA	**($4.6)**	**$73.4**	**($87.4)**	**$92.1**
Depreciation and Amortization	(30.7)	(14.8)	(26.1)	(13.1)
Amortization on Intangibles	(5.3)	(2.1)	--	--
Impairments	(289.1)	(289.1)	(289.1)	--
Other (expense) / income	(0.1)	1.1	10.6	(27.7)
Operating Income	**($329.9)**	**($231.5)**	**($392.0)**	**$51.3**

($USD millions)				
EBITDA Reconciliation				
Profit / (loss) for the year	($334.7)	($248.7)	($394.9)	$69.1
Depreciation	$30.7	$14.8	$26.1	$13.1
Income tax expense	(15.2)	4.4	(12.4)	7.1
Amortization of intangibles	5.3	2.1	--	--
Interest income	(1.4)	(0.0)	(1.6)	(0.1)
Financial expense, net	21.6	11.7	6.2	2.9
EBITDA	**($293.7)**	**($215.7)**	**($376.5)**	**$92.1**
Impairment	289.1	289.1	289.1	--
Adjusted EBITDA	**($4.6)**	**$73.4**	**($87.4)**	**$92.1**

1) Reported in accordance with International Financial Reporting Standards (IFRS)
2) Reclassified to Eneti's fiscal year end (December 31) from Seajacks' fiscal year end (March 31)
3) Reported in accordance with U.S. Generally Accepted Accounting Principles (GAAP), and includes adjustments and reclassifications of Seajacks' financial statements

22

Opportunity to Co-Invest with Management in Eneti’s Growth Trajectory New Equity Industry Leading Base to Fund Opportunity Platform Plan • 18% CAGR in wind • High-spec asset base for 10 • Establishing new investor installations through 2026 MW+ base • Shortage of largest WTIVs • Experience across globe • Funding our business plan • First-mover in U.S. 23